11020292

SEC Mail Processing Section

MAR 01 2011

Washington DC
110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67350 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REUVEN ENTERPRISES SECURITIES DIVISION LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, Suite 1504
(No. and Street)

| New York | NY | 10004-2276 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Cardinale (212) 480-9175 x1002
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 517 Route 1 South, Suite 4103 | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Chandra A. Cardinale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuven Enterprises Securities Division LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 25th day
of February, 2011 by
Chandra A. Cardinale

Notary Public

Signature

CCO / COO

Title

MICHAEL SENZ
Notary Public - State of New York
No. 01SE6114952
Qualified in New York County
Commission Expires August 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2010

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Member of
**Reuven Enterprises Securities Division, LLC**

We have audited the accompanying statement of financial condition of **Reuven Enterprises Securities Division, LLC** (the "Company"), as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Reuven Enterprises Securities Division, LLC** as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2010 |
|---|---|
| **ASSETS** | |
| Cash | $ 10,000 |
| Receivable from clearing broker | 161,626 |
| Other assets | 41,417 |
| Total assets | $ 213,043 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 51,225 |
| Member's equity | 161,818 |
| Total liabilities and member's equity | $ 213,043 |

See accompanying notes to financial statements.

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## STATEMENT OF OPERATIONS

| | Year Ended December 31, 2010 |
|---|---|
| **Revenues** | |
| Commissions | $ 537,722 |
| Other | 42,066 |
| Total revenues | 579,788 |
| **Expenses** | |
| Broker commissions | - |
| Occupancy | 105,256 |
| Compensation, payroll taxes and benefits | 48,441 |
| Clearing costs | 62,324 |
| Professional fees | 35,353 |
| Registration and regulatory fees | 23,930 |
| Dues and subscriptions | 18,483 |
| Communications | 15,292 |
| Office and other | 21,153 |
| Postage | 6,828 |
| Travel and entertainment | 12,892 |
| Advertising | 3,087 |
| Research | 2,642 |
| Computer | 1,187 |
| Total expenses | 356,868 |
| **Net income before provision for unincorporated business tax** | 222,920 |
| **Provision for unincorporated business tax** | 4,587 |
| **Net income** | $ 218,333 |

See accompanying notes to financial statements.

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Year Ended December 31, 2010 |
|---|---|
| **Balance,** January 1, 2010 | $ 151,529 |
| **Distributions to member** | (208,044) |
| **Net income** | 218,333 |
| **Balance,** December 31, 2010 | $ 161,818 |

See accompanying notes to financial statements.

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2010 |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 218,333 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Due from clearing broker | (57,827) |
| Other assets | (12,039) |
| Accounts payable and accrued expenses | 13,661 |
| **Net cash provided by operating activities** | 162,128 |
| **Cash flows used in financing activities** | |
| Distributions to member | (208,044) |
| **Net change in cash** | (45,916) |
| **Cash,** beginning of year | 55,916 |
| **Cash,** end of year | $ 10,000 |

See accompanying notes to financial statements.

### 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Reuven Enterprises Securities Division, LLC (the "Company") is a Delaware limited liability company formed on March 23, 2006 and registered to do business in New York on March 30, 2006. It is wholly owned by Reuven Enterprises, Inc. (the "Parent" or "Member"). On November 16, 2006, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). As the Company operates under such exemptive provisions, the Company does not provide information relating to possession or control requirements under SEC Rule 15c3-3 and does not make a computation for the determination of the Reserve Requirements under SEC Rule 15c3-3.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Revenue Recognition*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Income Taxes*

The Company is not a tax paying entity for federal income tax purposes. The Company's net income is reported on the member's income tax returns. Since the Company operates in New York City, the Company is subject to New York City unincorporated business taxes. Accordingly, the Company provides for unincorporated business taxes on a current basis.

The Fund is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Fund recording a tax liability that reduces ending partners' capital. Based on its analysis, the Fund has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010. However, the Fund's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Fund recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

## 2. Due From Clearing Broker

Due from broker at December 31, 2010 consists of the following:

| | |
|---|---|
| Deposit | $ 50,000 |
| Commissions receivable | 111,626 |
| | $ 161,626 |

## 3. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

## 4. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with the Parent. Under terms of this agreement, the Parent provides office premises, equipment and personnel, and incurs general and administrative expenses for the benefit of the Company. The Parent charged the Company $336,322.45 for such expenses during the year ended December 31, 2010.

## 5. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum dollar net capital, not exceeding 15 to 1, both as defined. At December 31, 2010, the Company had net capital of $120,401, which was $115,401 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.31 to 1.

## 6. Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

## 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2010 |
|---|---|
| **Total member's equity** | $ 161,818 |
| **Deductions** | |
| Non-allowable assets: | |
| Other assets | 41,417 |
| **Net capital** | $ 120,401 |
| **Aggregate indebtedness:** | |
| Accounts payable, accrued expenses and income taxes payable | $ 37,565 |
| **Computation of basic net capital requirement:** | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) | $ 5,000 |
| **Excess net capital** | $ 115,401 |
| **Percentage of aggregate indebtedness to net capital** | 31.20% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2010.

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

# SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

## DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
**Reuven Enterprises Securities Division, LLC**

In planning and performing our audit of the financial statements and supplemental schedules of **Reuven Enterprises Securities Division, LLC** (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co, LLP

Iselin, New Jersey
February 25, 2011

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## INDEPENDENT ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2010

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

# INDEPENDENT ACCOUNTANTS' REPORT ON AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
**Reuven Enterprises Securities Division, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by **Reuven Enterprises Securites Division, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Reuven Enterprises Securites Division, LLC's** compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Revised Form SIPC-7 with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ending December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 25, 2011

# REUVEN ENTERPRISES SECURITIES DIVISION, LLC

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

**December 31, 2010**

| | Date Paid or Filed | Payment Made | Annual Assessment Per Report |
|---|---|---|---|
| SIPC-6 general assessment for the first half of the year ended December 31, 2010 | August 11, 2010 | $ 445 | $ - |
| SIPC-7 general assessment for the fiscal year ended December 31, 2010 | February 15, 2011 | 1,005 | 1,450 |
| | | $ 1,450 | $ 1,450 |

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation pursuant to Securities and Exchange Commission Rule 17a-5(e)(4).